Exhibit 99.1

HUB Receives Nasdaq Notification Regarding Minimum Bid Price Requirement

Tel-Aviv, Israel – July 22, 2024 – HUB Security Ltd (Nasdaq: HUBC), a developer of cybersecurity solutions and services (“HUB” or the “Company”), received a notification from The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5450(a)(1), because for the past 30 consecutive business days preceding the date of the notification (“Notice”), the bid price per share of the Company’s ordinary shares, no par value (“Ordinary Shares”) had closed below the $1.00 per share minimum bid price required for continued listing on Nasdaq (the “Minimum Bid Price Requirement”).

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, and the Company’s Ordinary Shares continue to trade on Nasdaq under the symbol “HUBC”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided with an initial 180-calendar day period, ending on January 13, 2025, (the “Initial Compliance Period”) to regain compliance with the Minimum Bid Price Requirement. If at any time during the Initial Compliance Period, the closing bid price per share of the Ordinary Shares is at least U$$1.00 for a minimum of 10 consecutive business days, it is expected that Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance within the Initial Compliance Period, it may be eligible for an additional 180- calendar day compliance period, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii), provided that it meets the applicable market value of publicly held shares requirement for continued listing and all applicable standards for initial listing on the Nasdaq Capital Market (except the Minimum Bid Price Requirement) and notifies Nasdaq of its intent to cure this deficiency during this second compliance period. If the Company has not regained compliance within the period(s) granted by Nasdaq, including any extensions, the Ordinary Shares will be subject to delisting, pending an appeal to the Nasdaq Hearing Panel.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Ordinary Shares and will consider its options in order to regain compliance with the Minimum Bid Price Requirement.

For further information or inquiries, please contact: info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique cyber security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution to prevent hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB operates in over 30 countries and provides innovative cybersecurity computing appliances and a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB and the following: (i) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; (iii) the Company’s ability to meet minimum bid price required for continued listing on Nasdaq; (iv) the Company’s ability to meet other Nasdaq continued listing standards; (v) the war between Israel and Hamas commenced in October 2023, the potential effect on the availability of personnel who perform reserve duty, including the CEO, and the potential expansion of hostilities to other fronts, which may harm Israel’s economy and HUB’s business; (vi) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (vii) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (viii) the ability to cure and meet stock exchange continued listing standards; (ix) the risk that the consummation of the business combination in February 2023 will disrupt HUB’s operations and future plans; (x) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) limited liquidity and trading of HUB Security’s securities; (xii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (xiii) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (xiv) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this press release and attributable to HUB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.